

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2025

Howard Berger, M.D.
Chief Executive Officer
RadNet, Inc.
1510 Cotner Avenue
Los Angeles, California 90025

> **Re: RadNet, Inc.**
> **Registration Statement on Form S-4**
> **Filed May 6, 2025**
> **File No. 333-287005**

Dear Howard Berger M.D.:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jane Park at 202-551-7439 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Jonathan Schulman, Esq.